UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Peabody Energy Corporation

(Exact name of registrant as specified in its charter)

Delaware	13-4004153
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

701 Market Street, St. Louis, Missouri	63101-1826
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.01 per share	The New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.	Description of Registrant’s Securities to be Registered.

Below, we have summarized the material terms of our Fourth Amended and Restated Certificate of Incorporation (“Charter”), the Certificate of Designation attached thereto, and our Amended and Restated Bylaws (“Bylaws”) and relevant sections of the Delaware General Corporation Law (the “DGCL”). This description is qualified in its entirety by the full text of the Charter, Certificate of Designation and Bylaws, copies of which are included as Exhibits 3.1, 3.2 and 3.3, respectively, to this registration statement on Form 8-A, and by the applicable provisions of the DGCL and incorporated by reference herein.

Authorized Capital

We have the authority to issue a total of 450,000,000 shares of common stock (the “Common Stock”), par value $0.01 per share, 100,000,000 shares of preferred stock, par value $0.01 per share, of which 50,000,000 are designated as Series A Convertible Preferred Stock (the “Preferred Stock), and 50,000,000 shares of series common stock, par value $0.01 per share.

The Board of Directors is granted authority to issue both preferred stock and series common stock of one or more series and in connection with the creation of any such series to fix by the resolution or resolutions providing for the issue of shares, any designation, voting powers, preferences, and relative, participating, optional, or other special rights of such series, and the qualifications, limitations or restrictions attaching thereto.

We may not issue non-voting equity securities; provided, however, that such restriction shall (a) not apply beyond what is required under Section 1123(a)(6) of the Bankruptcy Code, (b) only have such force and effect for so long as Section 1123 of the Bankruptcy Code is in effect and applicable to us, and (c) in all events may be amended or eliminated in accordance with applicable law.

Preferred Stock

Series A Convertible Preferred Stock

Our outstanding Preferred Stock accrues dividends at 8.5% per annum, payable semi-annually in PIK as additional shares of Preferred Stock. Our Preferred Stock will also participate on an as converted basis (giving effect to any accrued and unpaid dividends) in any dividend, distribution or payments to holders of Common Stock. If we liquidate, dissolve or wind up, whether voluntarily or involuntarily, the holders of Preferred Stock are granted $25.00 per share of Preferred Stock, plus any accrued but unpaid dividends through the date of liquidation. They may also participate on an as converted basis in any payments upon liquidation payable to the holders of Common Stock.

The Preferred Stock shall be convertible into Common Stock at any time, at the option of the holders at an initial conversion price based on a discount of 35% to the equity value assigned to the Common Stock by the Plan (subject to customary any-dilution adjustments, the “Conversion Price”). If at any time following the Effective Date of our Plan of Reorganization (the “Effective Date”), less than 25% of the total number of shares of Preferred Stock that were issued on the Effective Date remain outstanding, then the Company shall have the right, but not the obligation, to redeem all (but not less than all) of the remaining shares of Preferred Stock, following thirty days’ notice, at a redemption price equal to $25.00, payable in cash or shares of Common Stock at our election, subject to certain adjustments; provided that the Company shall not redeem any shares of Preferred Stock for cash during any time that any obligations under our new senior secured term loan facility remain outstanding. At any time following the Effective Date, if holders of at least 66 2/3% of the Preferred Stock elect to convert, then all remaining outstanding Preferred Stock will automatically convert at the same time and on the same terms.

In addition, beginning on the Effective Date, each outstanding share of Preferred Stock shall automatically convert into a number of shares of Common Stock at the Conversion Price (such conversion, the “Mandatory Conversion”) if the volume weighted average price of the Common Stock exceeds 130% of the equity value assigned to the Common Stock by the Plan (the “Conversion Threshold”) for at least 45 trading days in a 60 consecutive trading day period, including each of the last 20 days in such 60 consecutive trading day period (such period, the “Mandatory Conversion Period’). Notwithstanding the foregoing, during the first 45 trading days after the Effective Date, a Mandatory Conversion will be deemed to have occurred if the volume weighted average price of Common Stock exceeds 150% of the equity value assigned to the Common Stock by the Plan for at least 10 trading days in a 20 consecutive day trading period, including each of the last 5 days of the 10 trading days when the threshold is achieved. Finally, if the Mandatory Conversion occurs within the first 36 months after the Effective Date, the Conversion Price applicable to such Mandatory Conversion shall also be adjusted to reflect the amount of preferred dividends that would otherwise have been payable within the first 36 months to the extent not already paid. At any time following the Effective Date, if holders of at least 66 2/3% of all outstanding Preferred Stock elect to convert the Preferred Stock held by them, then all remaining Preferred Stock then outstanding will convert at the same time and on the same terms.

Finally, the Preferred Stock shall automatically convert into shares of Common Stock immediately prior to the consummation of a Fundamental Change (as defined below) if either (1) at consummation of the Fundamental Change, the price of the Common Stock exceeds the Conversion Threshold, or (2) the consideration payable in the Fundamental Change per share of Common Stock exceeds the Conversion Threshold and is payable in cash.

For purposes of the Preferred Stock, our Certificate of Designation defines a Fundamental Change as a transaction in which the Company consolidates with, or merges with or into, or enters into any other business combination with, another person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its and its subsidiaries’ assets to any person, or any person consolidates or combines with, or merges with or into, the Company, in which such consolidation, combination, or merger the outstanding voting capital stock of the Company is converted into or exchanged for cash, securities or other property; provided, however, for purposes of mandatory conversions, following such transaction the holders of Common Stock immediately prior to such transaction do not own more than 50% of the common equity of the company surviving such business combination transaction or to which such assets are transferred or do not own the common equity in the company surviving such business combination substantially in the same relative proportions as their respective interests in the Common Stock.

Upon any optional or mandatory conversion of the Preferred Stock that occurs on or prior to the three year anniversary of their initial issuance, holders of the Preferred Stock will be deemed to have (1) received dividends through the last payment of dividends prior to the conversion, including dividends received on prior dividends, to the extent accrued and not previously paid; and (2) dividends on the shares of Preferred Stock then outstanding and any shares deemed issued pursuant to the preceding clause accruing from the last dividend date preceding the date of the conversion through, but not including, the three year anniversary of their initial issuance, and all dividends on prior dividends. In respect of an optional or mandatory conversion occurring after the three year anniversary of their initial issuance, there shall be deemed to have been issued in respect of all shares of Preferred Stock at the time outstanding (1) dividends through the date of payment of the dividend immediately preceding the date of the conversion, including dividends on such dividends, to the extent accrued and not previously paid, and (2) dividends on (a) the shares of Preferred Stock at the time outstanding and (b) any shares of Preferred Stock deemed issued pursuant to the preceding clause (1) accruing from the date of payment of the dividend immediately preceding the conversion, through, but not including, the date of conversion and all dividends on such dividends.

There are no restrictions on the repurchase or redemption of the Preferred Stock while there is any arrearage in the payment of dividends.

The Preferred Stock votes with the Common Stock as a single class on an as-converted basis on all matters submitted to a vote of the holders of Common Stock with the exception of:

•	any increase in the authorized amount of the Preferred Stock;

•	the authorization of any class of equity ranking senior to or on par with the Preferred Equity;

•	any amendment to the terms of the Preferred Stock, which approval shall require the affirmative vote of 2/3 of the outstanding Preferred Equity;

•	any Fundamental Change requiring approval of the holders of Common Stock;

•	any liquidation or winding-up; and

•	authorization of dividends on Common Stock in excess of $100 million payable in any 12-month period.

On these matters, the holders of Preferred Stock are entitled to vote as a separate class with a majority vote required for approval.

Other Preferred Stock

As of the date hereof, no other series of preferred stock is outstanding. Our Charter provides that our Board may, by resolution, establish one or more classes or series of preferred stock having the number of shares and relative voting rights, designations, dividend rates, liquidation and other rights, preferences and limitations as may be fixed by them without further stockholder approval. The holders of our preferred stock may be entitled to preferences over common stockholders with respect to dividends, liquidation, dissolution, or our winding up in such amounts as are established by the resolutions of our Board approving the issuance of such shares.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control without further action by the holders and may adversely affect voting and other rights of holders of our Securities. In addition, issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding shares of voting stock.

Series Common Stock

As of the date hereof, no series common stock is outstanding. Our Charter provides that our Board may, by resolution, establish one or more classes or series of common stock having the number of shares and relative voting rights, designations, dividend rates, liquidation and other rights, preferences and limitations as may be fixed by them without further stockholder approval. The holders of our series common stock may be entitled to preferences over Common Stockholders and holders of preferred stock with respect to dividends, liquidation, dissolution or our winding up in such amounts as are established by the resolutions of our Board approving the issuance of such shares.

The issuance of series common stock may have the effect of delaying, deferring or preventing a change in control without further action by the holders and may adversely affect voting and other rights of holders of our Securities. In addition, issuance of series common stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding shares of voting stock.

Voting Rights

Subject to the Preferred Stock voting rights described above, and any other voting rights granted to preferred stock or series common stock that may be outstanding from time to time, each share of our Common Stock shall be entitled to one vote per share, in person or by proxy, on all matters submitted to a vote for our stockholders on which the holders of Common Stock are entitled to vote. Except as otherwise required in our Charter, Bylaws or by applicable law, the holders of voting stock shall vote together as one class on all matters submitted to a vote of stockholders generally. Our Charter and Bylaws do not provide for cumulative voting in connection with the election of directors, and accordingly, holders of more than 50% of the shares voting will be able to elect all of the directors. However, in a contested election, a plurality of the votes shall be enough to elect a director. The holders of a majority of our voting stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, constitute a quorum at all meetings of the stockholders for the transaction of business.

All directors will be in one class and serve for a term ending at the annual meeting following the annual meeting at which the director was elected. Our current class of directors will be subject to reelection at our 2018 annual meeting.

The Board is authorized to adopt, amend, alter or repeal the Bylaws by the affirmative vote of a majority of the directors present at any regular or special meeting, subject to the power of the voting stock to adopt, amend, alter or repeal the Bylaws made by the Board. Notwithstanding anything in the Charter or Bylaws to the contrary, a vote of holders of 75% or more of the voting stock is required to adopt, amend, alter or repeal any provision inconsistent with the foregoing or the manner in which action may be taken by voting stock.

Dividend Rights

Subject to the Preferred Stock dividend rights described above, and any other dividend rights granted to preferred stock or series common stock that may be outstanding from time to time, the holders of shares of Common Stock shall be entitled to receive such dividends and other distributions in cash, property or shares of stock as may be declared thereon by our Board from time to time out of the assets or funds legally available. Before payment of any dividend, there may be set aside out of any funds available for dividends such sum or sums as the directors, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any Company property, or for such other purpose as the directors shall think conducive to the interests of the Company, and the directors may modify or abolish any such reserve in the manner in which it was created.

No Preemptive Rights

No holder of our capital stock has any preemptive right to subscribe for any shares of our capital stock issued in the future.

Liquidation Rights

The holders of Common Stock shall be entitled to share ratably in the net assets remaining after payment of all liquidation preferences to the Preferred Stock as described above, and any other liquidation rights granted to preferred stock or series common stock that may be outstanding from time to time.

Anti-Takeover Provisions of Charter, Bylaws and DGCL

Preferred Stock and Series Common Stock

See above under “Preferred Stock” and “Series Common Stock.”

Special Meetings of Stockholders

Our Charter and Bylaws provide that special meetings of the stockholders may be called by our Chairman of the Board, Chief Executive Officer, President or the Board. A special meeting of stockholders shall also be called by our secretary upon the written request of stockholders entitled to cast at least 40% of all votes entitled to be cast at the special meeting.

Advance Notice of Stockholder Meetings

Notice of any annual or special meeting of stockholders, stating the place (if any), date and hour of the meeting shall be given to each stockholder entitled to notice of such meeting not less than ten nor more than sixty days before the date of such meeting.

Advance Notice for Nominations or Stockholder Proposals at Meetings

Our Bylaws also prescribe the procedure that a shareholder must follow to nominate directors or bring business before shareholders’ meetings.

Nominations of persons for election to the Board and the proposal of business at stockholder meetings may be made by (1) the Company, (2) the chairman of the Board, or (3) any stockholder entitled to vote and who makes the nomination or proposal pursuant to timely notice in proper written form to our secretary in compliance with the procedures set forth in the Bylaws. For a stockholder to nominate a candidate for director or to bring other business before a meeting, we must receive notice not less than 90 days nor more than 120 prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 20 days, or delayed by more than 70 days from such anniversary date, notice by the stockholder must be so delivered not earlier than 120 days prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is made. Notice of a nomination for director must also include a description of various matters regarding the nominee and the shareholder giving notice, as set forth in the Bylaws.

In addition, our Bylaws permit a stockholder, or group of more than 20 stockholders meeting specified eligibility requirements, to include director nominees in our proxy materials for annual meetings. In order to be eligible, stockholders must have owned 3% or more of the Company’s outstanding Common Stock continuously for at least three years. Requests to include stockholder-nominated candidates in our proxy materials must be delivered to us within the time periods applicable to stockholder notices of nominations as described in the preceding paragraph. The maximum number of stockholder nominated candidates is the greater of two directors or the largest whole number that does not exceed 20% of the number of directors in office as of last day on which a notice under these provisions is delivered. The Bylaws provide a process to determine which candidates under these provisions exceed the maximum permitted number. Each stockholder seeking to include a director nominee in our proxy materials pursuant to these provisions is required to provide certain information, as set forth in the Bylaws. A stockholder nominee must also meet certain eligibility requirements, as set forth in the Bylaws.

At a meeting of stockholders, only such business (other than the nomination of candidates for election as directors in accordance with the Bylaws) will be conducted or considered as is properly brought before the annual meeting or a special meeting as specified in the Bylaws.

Action by Written Consent

Our Charter does not allow for action by written consent by stockholders.

Directors

The Board shall consist of at least three members and no more than 15, and may be fixed from time to time by a resolution adopted by the Board or by the stockholders. At present, the Board has nine members. Directors need not be stockholders.

Each director to be elected by stockholders shall be elected by a majority vote of the stockholders, except that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by a plurality of votes. There is no cumulative voting in the election of directors. Directors may be removed, with or without cause, by a majority vote of our voting stock.

Limitations on Liability and Indemnification of Officers and Directors

The Company’s Charter and Bylaws provide for indemnification of officers and directors of the Company and certain other persons to the full extent permitted by law, as now in effect or later amended, against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

The Company may maintain insurance for the benefit of its directors, officers, employees, agents and certain other persons, insuring such persons against any expense, liability, or loss, including liability under the securities laws. In addition, the Company has entered into indemnification agreements with our directors and executive officers that require us to indemnify these persons for claims made against each of these persons because he or she is, was or may be deemed to be a director, officer, employee or agent of the Company or any of our subsidiaries. We are obligated to pay the expenses of these persons in connection with any claims that are subject to the agreement.

Section 102 of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of the DGCL or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, agent or employee of the corporation or is or was serving at the corporation’s request as a director, officer, agent, or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acted in good faith and in a manner he or she reasonably believed to be in the best interest, or not opposed to the best interest, of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his or her duties to the corporation, unless the court believes that in the light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

Transfer Agent and Registrar

The transfer agent for our Securities is American Stock Transfer & Trust Company.

Listing of Our Common Stock

Our Common Stock has been approved for listing on the NYSE under the symbol “BTU.”

Item 2.	Exhibits.

Exhibit Number	Exhibit Description

3.1	Fourth Amended and Restated Certificate of Incorporation of Peabody Energy Corporation

3.2	Certificate of Designation of Series A Convertible Preferred Stock, $0.01 par value per share

3.3	Amended and Restated By-Laws of Peabody Energy Corporation

4.1	Form of stock certificate for common stock, $0.01 par value per share

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Peabody Energy Corporation

Date: April 3, 2017	By:	/s/ A. Verona Dorch
A. Verona Dorch
Chief Legal Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description

3.1	Fourth Amended and Restated Certificate of Incorporation of Peabody Energy Corporation

3.2	Certificate of Designation of Series A Convertible Preferred Stock, $0.01 par value per share

3.3	Amended and Restated By-Laws of Peabody Energy Corporation

4.1	Form of stock certificate for common stock, $0.01 par value per share